Office of General Counsel

	Please Reply to:	Timothy D. Crawford
AVP, Associate General Counsel
One Nationwide Plaza 01-34-201
Columbus, Ohio 43215
VIA EDGAR		E-mail: crawfot1@nationwide.com
Tel: (614) 249-3398
Fax: (614) 249-0078

December 8, 2009

Ms. Rebecca A. Marquigny
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, NE
Washington, D.C.  20549-8629

Re:           Nationwide Life Insurance Company
Nationwide VLI Separate Account - 4
N-6 Registration Statement, File No. 333-153343

Dear Ms. Marquigny:

On behalf of Nationwide Life Insurance Company ("Nationwide") and its Nationwide VLI Separate Account - 4 ("Variable Account"), we are filing this correspondence in response to your supplemental comments by telephone November 30, 2009 relating to the above-referenced Registration Statement.  The Registration Statement provides for the offering of certain life insurance policies through the Variable Account.

This filing is being made electronically via EDGAR in accordance with Regulation S-T.

Responses to your comments appear below in the numerical sequence established at the time they were provided.  Pages on which language has been added or changed are attached to this letter.

1.
The language on page 22 of the prospectus regarding payment of the Enhancement Benefit being a general account liability and subject to Nationwide’s claims paying ability should be replicated in another location in the prospectus describing the general account more broadly.  This added language should describe how guaranteed benefits exceeding the value held in the separate account are subject to Nationwide’s claims paying ability.

Response

We will modify the prospectus by adding the following fourth paragraph to the “Generally” subsection of the “Policy” section.

It is important to remember the portion of any amounts allocated to our general account and any guaranteed benefits we may provide under the policy exceeding the value of amounts held in the separate account are subject to our claims paying ability.

We will also add the following language to “Fixed Account” subsection of the “Policy Investment Options” section of the prospectus.

It is important to remember any guaranteed benefits or interest crediting associated with the fixed account is subject to our claims paying ability.

The forgoing language should fully address your comment.

2.
Specify what the Base Variable Account Charge (pg. 29 of the prospectus) is designed to cover as it relates to your risk or expense.  Is this a mortality and/or expense risk based charge?  If not, please describe its purpose.

Response

The second sentence of the first paragraph of the “Base Variable Account Asset Charge” subsection of the “Policy and Rider Charges” section of the prospectus is modified as follows.

This charge also is designed to provide us revenue to off-set expense risks associated with issuing the Policy, the risk that lapse and surrender rates will be higher than expected, and revenue that may be profit to us.

3.
Please clarify the language page 40 regarding payment of policy proceeds.  Specifically, clarify how amounts are paid out on a tiered basis (different payment dates for separate account proceeds and general account proceeds).  Please note, amounts attributable to the separate account must be paid out within seven (7) days.

Response

The entire “Payment of Policy Proceeds” section of the prospectus will be modified as follows.

When Proceeds are due under the policy you may elect to leave the Proceeds on deposit with us (or an affiliate) in an interest-bearing account or have them paid to you.

If you make an election to receive Proceeds from us we require you to make such an election in writing to us at our Home Office.  When we receive your request in good order to be paid Proceeds, we may make payment in two lump sums.

The first lump sum will be the portion of the Cash Surrender Value in the separate account.  This first lump sum will be paid within seven days of the date we receive your good order request in writing at our Home Office. We may delay payment of the first lump sum only in cases where the SEC permits us by emergency order to do so.

The second lump sum will be paid if there are any remaining Proceeds attributable to the general account.  These amounts normally will be paid within thirty days of the date we receive your good order request in writing at our Home Office.  However, we reserve the right to delay payment of any portion of Proceeds attributable to the general account for up to six months, or as permitted under state law.

4.
In the third paragraph of the “Organization, Registration, and Operation” subsection of the “Nationwide VLI Separate Account -4” section of the prospectus, examine the second and third sentences.  It appears these sentences do not belong within this paragraph.

Response

These two sentences will be removed from the prospectus.

Change pages on each of these comments are attached to this filing.  The foregoing modifications will be included in the definitive prospectus that is a part of the Registration Statement upon its effectiveness.

Finally, we acknowledge the following:

▪
should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Nationwide from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪	Nationwide may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ TIMOTHY D. CRAWFORD

Timothy D. Crawford
AVP, Associate General Counsel
Office of General Counsel
Nationwide Life Insurance Company

Policy Investment Options

The Policy Owner designates how Net Premium payments are allocated among the Sub-Accounts and/or the fixed account.  Allocation instructions must be in whole percentages and must be at least one percent (1%) and the sum of the allocations must equal 100%.

Fixed Account

Net Premium that is allocated to the fixed investment option is held in the fixed account, which is part of our general account.  Except as provided in the "Right of Conversion" section of "The Policy" provision, we reserve the right to limit allocations to the fixed account to no more than 25% of the Policy’s Cash Value.

The general account is not subject to the same laws as the separate account and the SEC has not reviewed the disclosures in this prospectus relating to the fixed account.

The general account contains all of our assets other than those in the separate accounts and funds the fixed account.  These assets are subject to our general liabilities from business operations and are used to support our insurance and annuity obligations.  We bear the full investment risk for all amounts allocated to the fixed account.  The amounts allocated to the fixed account will not share in the investment performance of our general account.  Rather, the investment income earned on allocations to the fixed account will be based on varying interest crediting rates that we set.

We guarantee that the amounts allocated to the fixed account will be credited interest daily at a net effective annual interest rate of no less than the guaranteed minimum interest crediting rate of 2%.  Interest crediting rates are set at the beginning of each calendar month, but are subject to change at any time, in our sole discretion.  Premiums applied to the Policy at different times may receive different interest crediting rates.  We will credit any interest in excess of the guaranteed minimum interest crediting rate at our sole discretion.  The Policy Owner assumes the risk that the actual interest crediting rate may not exceed the guaranteed minimum interest crediting rate.  Interest that we credit to the fixed account may be insufficient to pay the Policy’s charges.

It is important to remember any guaranteed benefits or interest crediting associated with the fixed account is subject to our claims paying ability.

Variable Investment Options

The variable investment options available under the Policy are Sub-Accounts that correspond to mutual funds that are registered with the SEC.  The mutual funds' registration with the SEC does not involve the SEC's supervision of the management or investment practices or policies of the mutual funds.  The mutual funds listed are designed primarily as investments for variable annuity contracts and variable life insurance policies issued by insurance companies.

Underlying mutual funds in the variable account are NOT publicly traded mutual funds.  They are only available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies, or in some cases, through participation in certain qualified pension or retirement plans.

The investment advisers of the underlying mutual funds may manage publicly traded mutual funds with similar names and investment objectives.  However, the underlying mutual funds are NOT directly related to any publicly traded mutual fund.  Policy Owners should not compare the performance of a publicly traded fund with the performance of underlying mutual funds participating in the separate account.  The performance of the underlying mutual funds could differ substantially from that of any publicly traded funds.

The particular underlying mutual funds available under the Policy may change from time to time.  Specifically, underlying mutual funds or underlying mutual fund share classes that are currently available may be removed or closed off to future investment.  New underlying mutual funds or new share classes of currently available underlying mutual funds may be added.  Policy Owners will receive notice of any such changes that affect their contract.  Additionally, not all of the underlying mutual funds are available in every state.

In the future, additional underlying mutual funds managed by certain financial institutions, brokerage firms or their affiliates may be added to the separate account.  These additional underlying mutual funds may be offered exclusively to purchasing customers of the particular financial institution or brokerage firm, or through other exclusive distribution arrangements.

Each Sub-Account’s assets are held separately from the assets of the other Sub-Accounts, and each Sub-Account portfolio has investment objectives and policies that are different from those of the other Sub-Accounts.  The result is that each Sub-Account operates independently of the other Sub-Accounts so the income or losses of one Sub-Account will not affect the Investment Experience of any other Sub-Account.

reliability under all circumstances.  If a Policy Owner is experiencing problems, please make transfer requests in writing.

In instances of disruptive trading that we may determine, or may have already determined to be harmful to other Policy Owners, we will, through the use of appropriate means available to us, attempt to curtail or limit the disruptive trading.  If a Policy Owner's trading activities, or those of a third party acting on their behalf, constitute disruptive trading, we will not limit that Policy Owner's ability to initiate the trades as provided in the Policy; however, we may limit their means for making a transfer or take other action we deem necessary to protect the interests of those investing in the affected Sub-Accounts.  Please see "Sub-Account Transfers" earlier in this prospectus.

The Policy

Generally

The Policy is a legal contract.  It will comprise and be evidenced by: a written contract; any Riders; any endorsements; the Policy Data Page(s); and the application, including any supplemental application.  This prospectus discloses all material provisions of the Policy.  In addition to the terms and conditions of the Policy, Policy Owner rights are governed by this prospectus and protected by federal securities laws and regulations.  The benefits described in the Policy and this prospectus, including any optional Riders or modifications in coverage, may be subject to our underwriting and approval.  We will consider the statements made in the application as representations, and we will rely on them as being true and complete.  However, we will not void the Policy or deny a claim unless a statement is a material misrepresentation.  If an error or misstatement is made by the prospective Policy Owner on the application, we will adjust the Death Benefit (including the Supplemental Insurance Rider Death Benefit, if applicable) and Cash Value accordingly.

Operation of the Policy, optional Riders, programs, benefits and features described in this prospectus may vary by the state where the policy is issued.  In addition, some optional Riders, programs and features may not be available or approved for use in every state.  For additional information regarding availability and provisions that vary by state, please see "Appendix E: State Variations" later in this prospectus.

Any modification (or waiver) of our rights or requirements under the Policy must be in writing and signed by our president and corporate secretary.  No agent may bind us by making any promise not contained in the Policy.

We may modify the Policy, our operations, or the separate account’s operations to meet the requirements of any law (or regulation issued by a government agency) to which the Policy, our company, or the separate account is subject.  We may modify the Policy to assure that it continues to qualify as a life insurance contract under the federal tax laws.  We will notify Policy Owners of all modifications and we will make appropriate endorsements to the Policy.

The Policy is nonparticipating, meaning that we will not be contributing any operating profits or surplus earnings toward the Policy Proceeds.

To the extent permitted by law, policy benefits are not subject to any legal process on the part of a third-party for the payment of any claim, and no right or benefit will be subject to the claims of creditors (except as may be provided by assignment).

It is important to remember the portion of any amounts allocated to our general account and any guaranteed benefits we may provide under the policy exceeding the value of amounts held in the separate account are subject to our claims paying ability.

In order to comply with the USA Patriot Act and rules promulgated thereunder, Nationwide has implemented procedures designed to prevent policies described in this prospectus from being used to facilitate money laundering or the financing of terrorist activities.

Policy Owner and Beneficiaries

Policy Owner.  The Policy belongs to the Policy Owner named in the application or as a result of a valid assignment.  The purchaser and initial Policy Owner must be: (i) a corporation; or (ii) a legal entity established by a corporation.  The Insured is the person named in the application.  The Policy Owner must have an insurable interest in the Insured up to the full amount of coverage.  Otherwise, this Policy will not qualify as life insurance under applicable state and federal tax law.

Policy Owners should consult with a qualified adviser when determining the amount of coverage and before taking any action to increase the amount of coverage to ensure that the Policy Owner maintains a sufficient insurable interest.

Subject to our approval, the Policy Owner may exercise all policy rights in accordance with Policy terms while the Policy is In Force.  These rights include, but are not limited to, the following:

•	changing the Policy Owner, contingent owner, and beneficiary;

•	assigning, exchanging and/or converting the policy;

•	requesting transfers, policy loans, and partial surrenders or a complete surrender; and

•	changing insurance coverage such as death benefit option changes, adding or removing riders, and/or increasing or decreasing the Total Specified Amount.

Premium in excess of target is assessed a different Premium Load in accordance with the table below.

Premium Loads on Excess Premium
Policy Year	Per Policy Charge Based on the Band Assigned to the Policy
	Band 1 $100,000 -$249,999	Band 2 $250,000 - $499,999	Band 3 $500,000 - $999,999	Band 4 ≥ $1,000,000
1-5	5%	3%	3%	3%
6 – 10	4%	3%	3%	3%
11 and thereafter	4%	2%	2%	2%

For purposes of determining the Premium Load applicable to an increase in the Base Specified Amount the effective date of the increase will be used.  An increase in the Base Specified Amount will not impact (i.e. change) the Premium band assigned to the policy at issue.

Base Policy Cost of Insurance

We deduct a Cost of Insurance Charge from the Policy's Cash Value on the Policy Date and on each monthly anniversary of the Policy Date to compensate us for providing expected mortality benefits, and to reimburse us for certain actual expenses, including acquisition costs and state and federal taxes.  This charge also provides revenue to compensate us for assuming certain risks associated with the Policy and revenue that may be profit to us.  The Cost of Insurance Charge is the product of the Net Amount At Risk and the cost of insurance rate.  The cost of insurance rate will vary by the Insured’s age, sex (if not unisex classified), tobacco use, Substandard Ratings, and underwriting class, the applicable band, and the number of years from the Policy Date.  The cost of insurance rates are based on our expectations as to future mortality, investment earnings, persistency, expenses, and taxes.  The Base Policy Cost of Insurance Charge that the Policy Owner pays is determined by multiplying the Base Policy Net Amount At Risk by the cost of insurance rate.  There may be a separate cost of insurance rate for the initial Base Specified Amount and any Base Specified Amount increase.  In the event that there is a decrease in the Base Specified Amount, then there will be a proportional decrease in the monthly Cost of Insurance Charge for the Base Specified Amount. The cost of insurance rates will never be greater than those shown on the Policy Data Page plus any monthly flat extra charge assessed for Substandard Ratings.

We will uniformly apply any change in cost of insurance rates for Insureds of the same age, sex, underwriting class and any Substandard Ratings, and In Force policy duration.  If a change in the cost of insurance rates causes the amount of a Policy's Cost of Insurance Charge to increase, that Policy’s Cash Value could decrease.  If a change in the cost of insurance rates causes a Policy's Cost of Insurance Charge to decrease, that Policy's Cash Value could increase.

We may underwrite the Policy on a non-medical basis that may result in a higher Cost of Insurance Charge.  Non-medical underwriting means that a physical examination to obtain medical information on the proposed Insured is not required to issue the Policy.  The higher Cost of Insurance Charge would compensate us for assuming additional mortality risk as a result of issuing without the information that results from medical underwriting.  The result is that healthy individuals will subsidize less healthy individuals because there is no medical underwriting, which typically results in lower cost of insurance rates being applied to fully underwritten policies.   If the Policy Owner was to purchase one of our policies that is medically underwritten and the Insured is healthy, the cost of insurance rates for that Policy would be lower.

The Cost of Insurance Charge, including any Flat Extra we assess due to a Substandard Rating, will be deducted proportionally from the Policy's Sub-Account allocations and the fixed account.

Flat Extras and Substandard Ratings.  As part of our underwriting process, we may inquire about the occupation and activities of the Insured.  If the activities or occupation of the Insured cause an increase health or accident risk, it may result in the Insured receiving a Substandard Rating.  If this is the case, we may add an additional component to the Cost of Insurance Charge called a "Flat Extra."  The Flat Extra accounts for the increased risk of providing life insurance when one or more of these factors apply to the Insured.  The Flat Extra is a component of the total Cost of Insurance Charge, so if applied it will be deducted from the Policy's Cash Value on the Policy Date and the monthly anniversary of the Policy Date.  The monthly Flat Extra is between $0.00 and $2.08 per $1,000 of the Net Amount At Risk.  If a Flat Extra is applied, it is shown on the Policy Data Pages.  In no event will the Flat Extra result in the Cost of Insurance Charge exceeding the maximum charge listed in the Fee Table of this prospectus.  If a Flat Extra is applied and the Policy Owner has elected the Supplemental Insurance Rider, it will also be applied to the Rider Specified Amount.

Base Variable Account Asset Charge

We deduct a Variable Account Asset Charge from the Policy's Cash Value allocated to the Variable Account on each monthly anniversary of the Policy Date to compensate us for certain actual expenses, including a partial reimbursement of acquisitions costs and premium taxes not covered by the Premium Load.  This charge also is designed to provide us revenue to off-set expense risks associated with issuing the Policy , the risk that lapse and surrender rates will be higher than expected, and revenue that may be profit to us.  In the Policy, this charge is referred to as the "Sub-Account Asset Charge."

The Variable Account Asset Charge will be deducted proportionally from the Policy Owner's Variable Account allocations on each monthly anniversary of the Policy Date.  The Variable Account Asset Charge applicable to a particular Policy depends on the amount of your Cash Value allocated to the Variable Account, the applicable band, and whether there is any specified amount attributable to the Supplemental Insurance Rider. (Different Variable Account Asset Charges apply to the Rider.  Information on Variable Account Asset Charges associated with the Supplemental Insurance Rider is provided under Policy Riders and Rider Charges section below.)  We assess this charge in addition to any charges assessed by the mutual funds underlying the Sub-Accounts of the Variable Account. The table below shows the current Base Variable Account Asset Charges.

Current Base Variable Account Asset Charges (shown as an annual rate)1

Policy Years	Per Policy Charge Based on the Band Assigned to the Policy (as a percentage of assets allocated to the Variable Account)
	Band 1 $100,000 - $249,999	Band 2 $250,000 - $499,999	Band 3 $500,000 - $999,999	Band 4 ≥ $1,000,000
1-10	0.50%	0.35%	0.30%	0.25%
11-20	0.30%	0.20%	0.15%	0.15%
21-30	0.20%	0.15%	0.15%	0.10%
31 and Afterwards	0.10%	0.05%	0.05%	0.05%

1  To calculate the monthly deduction based on the annual rates listed above, use the following formula:

        Monthly Rate = (1+ Annual Rate) (Number of days in the Month / Number of days in the year) – 1

The guaranteed maximum annual and monthly charges are shown on the Policy Data Pages.  The maximum Base Variable Account Asset Charge is 0.90% (annual rate) regardless of the band assigned to the Policy.

Base Specified Amount Charge

We deduct a monthly Base Specified Amount Charge from the Policy's Cash Value to compensate us for sales, underwriting, distribution and issuance of the Policy.  The charge applicable to a particular Policy depends on the Total Specified Amount and the applicable band. The maximum guaranteed monthly Base Specified Amount Charge is $0.40 per $1,000 of Specified Amount.

The table below shows the current Base Specified Amount Charges.  The Base Specified Amount Charge will be deducted proportionally from a Policy's Sub-Account allocations and the fixed account.

Base Specified Amount Charges

Per Policy Charge Based on the Band Assigned to the Policy
Band 1 $100,000 - $249,999	Band 2 $250,000 - $499,999	Band 3 $500,000 - $999,999	Band 4 ≥ $1,000,000
$0.08 per $1,000 of Base Specified Amount	$0.07 per $1,000 of Base Specified Amount	$0.07 per $1,000 of Base Specified Amount	$0.07 per $1,000 of Base Specified Amount

A distinct Rider Specified Amount charge applies to the Supplemental Insurance Rider.  If the Policy Owner elects that Rider, the Total Specified Amount charges the Policy Owner pays will depend upon the allocation of Total Specified Amount between the base policy and the Supplemental Insurance Rider.  To determine Total Specified Amount charges, the Policy Owner must add the amount of the Base Specified Amount charge to the Rider Specified Amount charge.  Total charges are a weighted average of the amount of Base Specified Amount and Rider Specified Amount.  The end result is a charge blending.   For further explanation of this blending, including an example, see the "Charges Associated with the Supplemental Insurance Rider" sub-section of the "Policy Rider Charges" section below.

Administrative Charge

We deduct a monthly Administrative Charge from the Policy's Cash Value to reimburse us for the costs of maintaining the Policy, including accounting and recordkeeping.  Currently, the Administrative Charge is $5 per month per policy.  The maximum guaranteed Administrative Charge is $10 per month per Policy.

The Administrative Charge will be deducted proportionally from the Policy's Sub-Account allocations and the fixed account.

 (pursuant to election of the Change of Insured Rider) after it has been In Force during the new Insured’s lifetime for two years from the Change Date.

Suicide

If the Insured dies by suicide, while sane or insane, within two years from the Policy Date or the reinstatement date, we will pay no more than the sum of the Premiums paid, less any Indebtedness, and less any partial surrenders.  If such Insured’s Policy had a Supplemental Insurance Rider, we will return the charges deducted for such Rider, but not pay the death benefit.

If the Insured dies by suicide, while sane or insane, within two years from the date we accept an application for an increase in the Total Specified Amount, we will pay no more than the Death Benefit associated with insurance that has been In Force for at least two years from the Policy Date, plus the Cost of Insurance Charges associated with any increase in Total Specified Amount that has been In Force for a shorter period.

If the Insured dies by suicide, while sane or insane, within two years from the effective date of a change of Insured (pursuant to the terms of the Change of Insured Rider, if elected), we will pay no more than the Cash Value as of the Change Date, plus any Premium paid since such date, less any Indebtedness, and less any partial surrenders.

If the Policy was issued pursuant to an exchange under Section 1035 of the Code, and the Insured dies by suicide within two years of the Policy Date, we will pay a Death Benefit equal to the lesser of: (a) the amount of insurance under the exchanged Policy as of the Policy Date; or (b) the Total Specified Amount of this Policy.  This provision only applies if the Policy Owner is also the Beneficiary, and if the exchanged Policy was originally issued more than two years prior to the Policy Date of this Policy.  If the Policy Owner and Beneficiary are not the same, the amount of insurance received will be the amount of insurance under the exchanged (predecessor) Policy as of the Policy Date.

Policy Maturity

If the Policy is In Force on the Maturity Date, the Policy will automatically be extended to the Insured's date of death, unless you elect otherwise.  Refer to the "Extending Coverage Beyond the Maturity Date" section below for additional information.

If you elect not to extend the Policy beyond the Maturity Date and the Policy is In Force, we will pay the Maturity Proceeds to you, generally, within seven days after we receive your written request at our Home Office.  Payment of Proceeds will be postponed, however, when: the New York Stock Exchange is closed; the SEC restricts trading or declares an emergency; the SEC permits us to defer it for the protection of our Policy Owners; or the Proceeds are to be paid from the fixed account.  The Maturity Proceeds will equal the Policy's Cash Value minus any Indebtedness and will be paid directly to you in a lump sum, unless you elect to leave the Proceeds on deposit with us (or an affiliate) in an interest-bearing account.  After we pay the Proceeds, the Policy is terminated.

The primary purpose of Maturity Date extension is to continue the life insurance coverage, and avoid current income taxes on any earnings in excess of your cost basis if the maturity Proceeds are taken.  See, "Surrendering the Policy; Maturity," in the "Taxes" section of this prospectus for additional information.

Assuming you have no outstanding loans on the Maturity Date and no partial surrenders or loans are taken after the Maturity Date, the Proceeds after the Maturity Date will equal or exceed the Proceeds at maturity.  However, because the loan interest rate charged may be greater than loan interest credited, if you have an outstanding loan on or after the Maturity Date, Proceeds after the Maturity Date may be less than the Proceeds at maturity.

Extending Coverage Beyond the Maturity Date

After the Maturity Date, the Policy will operate the same as it did prior to the Maturity Date, except as follows:

(1)	no changes to the Total Specified Amount will be allowed;

(2)	the Proceeds will equal the Cash Value;

(3)	Death Benefit Options 2 and 3 will be changed to a revised Death Benefit 1 where the death benefit equals the Cash Value only;

100% of the Policy's Cash Value will be transferred to the fixed account;

(4)	no additional Premium payments will be allowed; and

(5)	no additional periodic charges will be deducted.

Payment of Policy Proceeds

When Proceeds are due under the policy you may elect to leave the Proceeds on deposit with us (or an affiliate) in an interest-bearing account or have them paid to you.

If you make an election to receive Proceeds from us we require you to make such an election in writing to us at our Home Office.  When we receive your request in good order to be paid Proceeds, we may make payment in two lump sums.

The first lump sum will be the portion of the Cash Surrender Value in the separate account .  This first lump sum will be paid within seven days of the date we receive your good order request in writing at our Home Office.  We may delay payment of the first lump sum only in cases where the SEC permits us by emergency order to do so.

The second lump sum will be paid if there are a ny remaining Proceeds attributable to the general account. These amounts normally will be paid by us in a second lump sum within thirty of the date we receive your written request in good order request in writing at our Home Office.   However, w e reserve the right to delay payment of any portion of the Cash Surrender Value of Proceeds attributable to the general fixed account for up to six months, or as permitted under state law.

Taxes

The tax treatment of life insurance policies under the Code is complex and the tax treatment of your Policy will depend on your particular circumstances.   Seek competent tax advice regarding the tax treatment of the Policy given your situation.  The following discussion provides an overview of the Code’s provisions relating to certain common life insurance policy transactions.  It is not and cannot be comprehensive, and it cannot replace personalized advice provided by a competent tax professional.

Types of Taxes

Federal Income Tax.  Generally, the United States assesses a tax on income, which is broadly defined to include all items of income from whatever source, unless specifically excluded.  Certain expenditures can reduce income for tax purposes and correspondingly the amount of tax payable.  These expenditures are called deductions.  While there are many more income tax concepts under the Code, the concepts of "income" and "deduction" are the most fundamental to the federal income tax treatment that pertains to this Policy.